May 4, 2006

Mail Stop 4561

Mr. Dale R. Black
Executive Vice President and Chief Financial Officer
Trump Entertainment Resorts, Inc.
1000 Boardwalk at Virginia Avenue
Atlantic City, NJ 08401

> RE: **Trump Entertainment Resorts, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 14, 2006**
> **File No. 1-13794**

Dear Mr. Black:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief